Exhibit 99.1

EIGHTH AMENDMENT TO THE CREDIT AGREEMENT

THIS EIGHTH AMENDING AGREEMENT made as of the 7th day of December, 2006

BETWEEN:

SR TELECOM INC.

as Borrower

and

BNY TRUST COMPANY OF CANADA

as Administrative Agent and Collateral Agent

and

THE LENDERS PARTY HERETO

as Lenders

WHEREAS Borrower, Agents and Lenders have entered into a credit agreement dated as of May 19, 2005 (as the same may from time to time be amended, restated, modified or supplemented, the "Credit Agreement") pursuant to which certain credit facilities were established in favour of Borrower;

AND WHEREAS Borrower, Agents and Lenders, as the case may be, have entered into the following amendments to the Credit Agreement (collectively, the "Amending Agreements") pursuant to which, among other things, certain amendments were made to the Credit Agreement:

(a)    a first amendment dated July 29, 2005;

(b)    a second amendment dated August 5, 2005;

(c)    a third amendment dated September 2, 2005;

(d)    a fourth amendment dated September 2, 2005;

(e)    a fifth amendment dated November 9, 2005;

(f)    a sixth amendment dated December 5, 2005; and

(g)    a seventh amendment, consent and waiver dated February 1, 2006;

AND WHEREAS the parties hereto wish to amend the Credit Agreement on the terms set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree as follows:

SECTION 1
INTERPRETATION

1.1	Definitions

In this Eighth Amending Agreement, unless the context otherwise requires, all terms defined in the Credit Agreement and not otherwise defined herein shall have the respective meanings ascribed to them in the Credit Agreement.

1.2	Severability

Each of the provisions contained in this Eighth Amending Agreement is distinct and severable, and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of this Eighth Amending Agreement.

1.3	Headings

The division of this Eighth Amending Agreement into sections and clauses, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Eighth Amending Agreement.

1.4	Governing Law

This Eighth Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SECTION 2
AMENDMENTS TO CREDIT AGREEMENT

2.1       Amendments to Credit Agreement.

The Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions precedent in Section 4 hereof, hereby amended as follows:

(a)	The Credit Agreement is hereby amended by adding the following Schedules and Exhibits thereto in the form attached hereto:

Schedule 1.1(4)(a)	Convertible Term Loan Lenders Share of Convertible Term Loan
Exhibit 1.1(4)(a)	Form of Notice of Convertible Term Loan Advance
Exhibit 1.1(4)(b)	Form of Convertible Term Loan Note
Exhibit 1.1(7)(a)	Conversion Form

(b)
The first recital to the Credit Agreement is hereby amended by deleting "revolving and term credit facilities to Borrower of up to Thirty-Nine Million Six Hundred Twenty-Five Thousand US Dollars (US$39,625,000) in the aggregate" and replacing it with "a revolving and term credit facility to Borrower of up to Thirty-Nine Million Six Hundred Twenty-Five Thousand US Dollars (US$39,625,000) in the aggregate and a convertible term loan in the amount of Twenty Million Canadian Dollars (Cdn$20,000,000)" and deleting the last "amount" therein and replacing it with "amounts".

(c)	Section 1.1(2) of the Credit Agreement is hereby amended by adding "Notice of Convertible Term Loan Advance," immediately before "Notice of Revolving Advance" in the first sentence thereof.

(d)	Section 1.1 of the Credit Agreement is hereby amended by adding the following new Sections 1.1(4) through (14) (inclusive):

"(4)        Convertible Term Loan.

(a)         Subject to the terms and conditions hereof, each Convertible Term Loan Lender agrees to make available to Borrower on the Convertible Term Loan Closing Date its share (each, a "Convertible Term Loan Advance") of the Convertible Term Loan as set out on Schedule 1.1(4)(a). The Convertible Term Loan shall be made on notice (the "Notice of Convertible Term Loan Advance") by Borrower to Administrative Agent at the address specified on Annex F. The Notice of Convertible Term Loan Advance must be given no later than 11:00 a.m. (Toronto time) one (1) Business Day prior to the Convertible Term Loan Closing Date. The Notice of Convertible Term Loan Advance must be given in writing (by telecopy or overnight courier) substantially in the form of Exhibit 1.1(4)(a) and shall include the information required in such Exhibit and such other information as may be required by Requisite Convertible Term Loan Lenders.

(b) Borrower shall execute and deliver to each Convertible Term Loan Lender a promissory note (each, a "Convertible Term Loan Note"; collectively, the "Convertible Term Loan Notes") to evidence such Convertible Term Loan Lender's share of the Convertible Term Loan. Such Convertible Term Loan Note shall be in the principal amount of such Convertible Term Loan Lender's share of the Convertible Term Loan, dated as of the Convertible Term Loan Closing Date and substantially in the form of Exhibit 1.1(4)(b). Each such Convertible Term Loan Note shall represent the obligation of Borrower to pay to such Convertible Term Loan Lender the amount of such Convertible Term Loan Note, together with interest thereon as prescribed in Section 1.4. Borrower acknowledges and agrees that the aggregate principal amount stated to be outstanding set forth on each Convertible Term Loan Note or in the Loan Accounts shall, absent manifest error, be presumptive evidence of the amounts due and owing to each applicable Convertible Term Loan Lender by Borrower; provided that any failure to so record or any error in so recording or to issue a Convertible Term Loan Note shall not limit or otherwise affect Borrower's duty to pay the Obligations. Notwithstanding any other provision of this Agreement, the entire unpaid balance of the Convertible Term Loan and all other non-contingent Obligations related and arising with respect to the Convertible Term Loan shall be immediately due and payable in full in immediately available funds on the Convertible Term Loan Commitment Termination Date.

(c) Each payment of principal with respect to the Convertible Term Loan shall be paid to Administrative Agent for the ratable benefit of each Convertible Term Loan Lender, ratably in proportion to each such Convertible Term Loan Lender's Convertible Pro Rata Share of the Convertible Term Loan.

(5)          Optional Conversion.

Upon and subject to applicable rules of the Exchange and Applicable Securities Legislation and the terms hereof, each Convertible Term Loan Lender shall have the right, at any time prior to 4:30 p.m. (Toronto time) on the Convertible Term Loan Maturity Date, to convert all or any part of the principal amount of such Convertible Term Loan Lender's share of the Convertible Term Loan, PIK Loans with respect to PIK Interest paid or payable on its Convertible Term Loan and accrued and unpaid interest thereon (each, a "Conversion Amount") for fully paid and non-assessable Common Shares; provided that each Convertible Term Loan Lender that has not exercised its conversion right shall be required to exercise its right of conversion where so directed in writing by Convertible Term Loan Lenders having more than seventy-five percent (75%) of the aggregate outstanding principal amount of the Convertible Term Loan and, for greater certainty, upon giving such direction all Convertible Term Loan Lenders shall exercise their respective right of conversion. The number of Common Shares into which such Conversion Amount may be so exchanged shall be determined by dividing the Conversion Amount by the Conversion Price as at the Date of Conversion, subject to adjustment pursuant to Section 1.1(8).

(6)        Delivery of Certificates.

As promptly as practicable after the Date of Conversion, Borrower shall issue or cause to be issued and deliver or cause to be delivered to the applicable Convertible Term Loan Lender, or on its written order, a certificate or certificates in the name or names of the Person or Persons specified in such order for the number of Common Shares deliverable upon the conversion of the Conversion Amount and provision shall be made in respect of any fraction of a share as provided in Section 1.1(9). Such conversion shall be deemed to have been effected immediately prior to 4:30 p.m. (Toronto time) on the Date of Conversion and at such time the rights of such Convertible Term Loan Lender with respect to such Conversion Amount shall cease and the Person or Persons in whose name or names any certificate or certificates for Common Shares shall be deliverable upon such conversion shall be deemed to have become on such date the holder or holders of record of the Common Shares represented thereby; provided, however, that no such conversion on any date on which the transfer registers for Common Shares of Borrower shall be closed shall be effective to constitute the Person or Persons entitled to receive the Common Shares upon such conversion as the holder or holders of record of such Common Shares on such date, but such surrender shall be effective to constitute the Person or Persons entitled to receive such Common Shares as the holder or holders of record thereof for all purposes on the next succeeding date on which such transfer registers are open.

(7)         Manner of Exercise of Right to Convert.

(a)         The applicable Convertible Term Loan Lender converting its Conversion Amount into Common Shares shall surrender its Convertible Notes (if any) to Borrower at its chief executive office indicated in Annex F together with a completed Conversion Form or any other written notice in a form satisfactory to Borrower, in either case duly executed by such Convertible Term Loan Lender, exercising the right to convert such Conversion Amount or being required to convert such Conversion Amount in accordance with the provisions hereof. If any of the Common Shares into which such Conversion Amount is to be converted are to be issued to a Person or Persons other than the applicable Convertible Term Loan Lender (e.g. a nominee name), such Conversion Form or notice shall be in form and execution satisfactory to Borrower and shall be accompanied by payment to Borrower of any transfer tax which may be payable by reason thereof. Upon the surrender of such Convertible Notes accompanied by such Conversion Form or notice (i) the applicable Convertible Term Loan Lender shall be issued the number of Common Shares which it shall be entitled to receive on such conversion, (ii) the applicable Convertible Term Loan Lender releases Borrower of all liability with respect to the Conversion Amount which has been converted, and (iii) Borrower agrees that the surrender of such Convertible Notes constitutes the sole consideration for the Common Shares issuable upon such conversion. Subject to Section 1.1(7)(b), upon delivery of the requisite Conversion Form or notice, such Convertible Term Loan Lender or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of Borrower, the nominee(s) or assignee(s) thereof, shall be entitled to be entered in the books of Borrower as at the Date of Conversion as the holder of the number of Common Shares into which such Conversion Amount is convertible in accordance with the provisions hereof and, as soon as practicable thereafter, Borrower shall deliver to such Convertible Term Loan Lender or, subject as aforesaid, the nominee(s) or assignee(s) thereof, a certificate or certificates for such Common Shares and make or cause to be made any payment of dividends to which such Convertible Term Loan Lender is entitled in accordance with Section 1.1(7)(c).

(b)         A Convertible Note shall be deemed to be surrendered for conversion on the date (herein called the "Date of Conversion") on which it is so surrendered in accordance with the provisions of Section 1.1(7); provided that if a Convertible Note is surrendered for conversion on a day on which the register of Common Shares is closed, the Person or Persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such registers are next reopened.

(c)         The Common Shares issued upon a conversion shall be entitled to receive dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such Person shall become the holder of record of such Common Shares pursuant to Section 1.1(7)(b), from which applicable date the Common Shares issued on conversion will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

(8)         Adjustment of Conversion Price.

The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a)	If and whenever at any time prior to the Convertible Term Loan Maturity Date Borrower shall:

(i)	subdivide or redivide the outstanding Common Shares into a greater number of shares;

(ii)	reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares; or

(iii)	issue Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend,

the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 1.1(8)(a) shall occur. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under subsections (b) and (c) of this Section 1.1(8).

(b)
If and whenever at any time prior to the Convertible Term Loan Maturity Date Borrower shall fix a record date for the issuance of rights or warrants to any holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) less than the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights or warrants are not so issued or any such rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would have been in effect if such record date had not been fixed or to the Conversion Price which would have been in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be.

(c)
If and whenever at any time prior to the Convertible Term Loan Maturity Date Borrower shall fix a record date for the making of a distribution to any holders of its outstanding Common Shares of (i) shares of any class other than Common Shares or (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Common Shares or securities convertible into Common Shares) or (iii) evidences of its indebtedness or (iv) cash or other assets then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date, less the fair market value (as determined by the Board of Directors with the approval of Requisite Convertible Term Loan Lenders, which determination shall be conclusive) of such shares or rights, options or warrants or evidences or indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re-adjusted to the Conversion Price which would have been in effect if such record date had not been fixed or to the Conversion Price which would have been in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

(d)
For the purpose of any computation under subsections (b) or (c) of this Section 1.1(8), the current market price per Common Share at any date shall be the weighted average price per share for Common Shares for the twenty (20) consecutive Trading Days ending five (5) Trading Days before such date on the Exchange (the "Current Market Price"). The weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on such Exchange during the said twenty (20) consecutive Trading Days by the total number of Common Shares so sold.

(e)
In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the Common Shares or in case of any amalgamation, consolidation or merger of Borrower with or into any other corporation, or in the case of any sale of the properties and assets of Borrower, as or substantially as, an entirety to any other corporation, the Conversion Price and the Common Shares, as the case may be, shall be adjusted so that any Conversion Amount shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be convertible into the number of shares of Borrower, or such continuing, successor or purchaser corporation, as the case may be, which the applicable Convertible Term Loan Lender would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof it had been the holder of the number of Common Shares into which the Conversion Amount was convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale. No such reclassification, change, amalgamation, consolidation, merger or sale shall be carried into effect unless (i) in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the Convertible Term Loan Lenders shall thereafter be entitled to receive such number of shares of Borrower, or such continuing, successor or purchasing corporation, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this Section 1.1(8); and (ii) such shares constitute prescribed securities for the purposes of clause 212(1)(b)(vii)(E) of the ITA.

(f)
In any case in which this Section 1.1(8) shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, Borrower may defer, until the occurrence of such event, issuing to the applicable Convertible Term Loan Lender converting after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that Borrower shall deliver to such Convertible Term Loan Lender an appropriate instrument evidencing such Convertible Term Loan Lender's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such Convertible Term Loan Lender would, but for the provisions of this Section 1.1(8)(f), have become the holder of record of such additional Common Shares pursuant to Section 1.1(7).

(g)
The adjustments provided for in this Section 1.1(8) are cumulative, will be computed to the nearest of one-tenth of one cent, and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section; provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 1.1(8)(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h)
In the event of any question arising with respect to the adjustments provided in this Section 1.1(8), such question shall be conclusively determined by a firm of chartered accountants appointed by Borrower and acceptable to Requisite Convertible Term Loan Lenders (who may be the auditors of Borrower); such accountants shall have access to all necessary records of Borrower and such determination shall be binding upon Borrower, Agents and Convertible Term Loan Lenders, absent manifest error. If any such determination is made, Borrower will deliver an Officers' Certificate to each Convertible Term Loan Lender describing such determination.

(i)
In case Borrower shall take any action affecting the Common Shares other than action described in this Section 1.1(8), which in the opinion of the Board of Directors would affect the rights of Convertible Term Loan Lenders, the Conversion Price shall be adjusted in such manner and at such time, by action of the Board of Directors, subject to the prior written consent of the Exchange if necessary, as the Board of Directors in their sole discretion may determine to be equitable in the circumstances. Failure of the Board of Directors to make such an adjustment shall be conclusive evidence that the Board of Directors have determined that it is equitable to make no adjustment in the circumstances.

(j)
No adjustment in the Conversion Price shall be made in respect of any event described in Section 1.1(8)(a), (b) and (c) if Convertible Term Loan Lenders are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Convertible Notes prior to the effective date or record date, as the case may be, of such event.

(k)
Any amendment or change to the Conversion Price shall require the prior written consent of all Convertible Term Loan Lenders, except if such amendment or change is related to an adjustment to the Conversion Price made from time to time in accordance with Section 1.1(8).

(9)	No Requirement to Issue Fractional Shares.

Borrower shall not be required to issue fractional shares upon any conversion hereunder. If more than one (1) Convertible Note shall be surrendered for conversion at one time by the same Convertible Term Loan Lender, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such notes to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable to any Convertible Term Loan Lender upon the conversion of any Convertible Note, Borrower shall, if not prohibited by any agreement to which it is a party, in lieu of delivering any certificate representing such fractional interest, make a cash payment to such Convertible Term Loan Lender in an amount equal to the fractional interest multiplied by the Conversion Price. If prohibited from doing so, it will make such cash payment as soon as reasonably practicable after such time as it is no longer prohibited.

(10)	Borrower to Reserve Shares.

Borrower covenants with Convertible Term Loan Lenders that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issuance upon conversion of the Conversion Amounts and Convertible Notes as herein provided, and conditionally allot to Convertible Term Loan Lenders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Conversion Amounts and Convertible Notes. Borrower covenants with Convertible Term Loan Lenders that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable shares.

(11)	Taxes and Charges on Conversion.

Borrower will from time to time promptly pay or make provision satisfactory to Convertible Term Loan Lenders for the payment of any and all Taxes and Charges which shall be payable with respect to the issuance or delivery to Convertible Term Loan Lenders, upon the exercise of their right to conversion, of Common Shares of Borrower pursuant to the terms hereof.

(12)	Cancellation of Converted Convertible Notes.

All Convertible Notes converted under the provisions hereunder shall be forthwith delivered to and cancelled by Borrower, subject to the provisions of Section 1.1(6).

(13)	Certificate as to Adjustment.

Borrower shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 1.1(8), deliver an Officers' Certificate to each Convertible Term Loan Lender specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by Borrower and acceptable to Requisite Convertible Term Loan Lenders (who may be the auditors of Borrower) and, when approved by Requisite Convertible Term Loan Lenders, shall be conclusive and binding on all parties in interest. When so approved, Borrower shall forthwith give notice to Convertible Term Loan Lenders in the manner provided in Section 11.10 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

(14)	Notice of Special Matters.

Borrower covenants with Convertible Term Loan Lenders that so long as any Convertible Note remains outstanding, it will give notice to Convertible Term Loan Lenders in the manner provided in Section 11.10 of (i) the voluntary or involuntary dissolution, liquidation or winding-up of Borrower to the extent permitted hereunder or (ii) its intention to fix a record date for any event referred to in Section 1.1(8) which may give rise to an adjustment in the Conversion Price. Such notice shall specify the particulars of such event, the record date or the date the books of Borrower shall close and the effective date for such event; provided that Borrower shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date or the date on which Borrower's books are to be closed.

(e)	Section 1.2 of the Credit Agreement is hereby amended by adding "and the Convertible Term Loan Payout Fee" to the end of the second sentence thereof.

(f)	Section 1.3 of the Credit Agreement is hereby amended by adding "the Convertible Term Loan Advances," immediately before "the Revolving Credit Advances" in the first sentence thereof.

(g)	Section 1.4(1) of the Credit Agreement is hereby amended by adding "and the Convertible Term Loan Advances" immediately after "Revolving Credit Advance" in the first sentence thereof.

(h)	Section 1.4(2) of the Credit Agreement is hereby amended by adding "and the Convertible Term Loan Advances" immediately after "Revolving Credit Advance" in the first sentence thereof.

(i)	Section 1.4(3) of the Credit Agreement is hereby amended by deleting the last sentence thereof and replacing it with the following:

"Notwithstanding the foregoing sentence, the entire unpaid balance of the PIK Loan and all other non-contingent Obligations, in each case related and arising with respect to the Convertible Term Loan, shall be immediately due and payable in full in immediately available funds on the Convertible Term Loan Commitment Termination Date. Each payment of principal with respect to the PIK Loan related and arising with respect to the Revolving Loan and Term Loan shall be paid to Administrative Agent for the ratable benefit of each Revolving Lender, ratably in proportion to each such Revolving Lender's Revolving Pro Rata Share of such PIK Loans. Each payment of principal with respect to the PIK Loans related and arising with respect to the Convertible Term Loan shall be paid to Administrative Agent for the ratable benefit of each Convertible Term Loan Lender, ratably in proportion to each such Convertible Term Loan Lender's Convertible Pro Rata Share of such PIK Loans. At the written request of a Convertible Term Loan Lender and for purposes of Section 1.1(7), Borrower shall promptly execute and deliver to such Convertible Term Loan Lender a separate PIK Note (each, a "Convertible PIK

Note"; collectively, the "Convertible PIK Notes") evidencing such Convertible Term Loan Lender's PIK Advances made in respect of the payment of PIK Interest on its share of the Convertible Term Loan and Administrative Agent shall make such notations on the existing PIK Notes or in the Loan Accounts to evidence such issuance of a Convertible PIK Note in accordance with Administrative Agent's customary accounting practices as in effect from time to time."

(j)	Section 1.8 of the Credit Agreement is hereby amended by adding the following new Section 1.8(3):

"    (3)    On the Convertible Term Loan Commitment Termination Date, a payout and completion fee (the "Convertible Term Loan Payout Fee") in the amount of five percent (5%) of the amount of the Convertible Term Loan (Cdn$20,000,000.00): provided that, for greater certainty, only persons that are Convertible Term Loan Lenders on the Convertible Term Loan Commitment Termination Date shall be entitled to their Convertible Pro Rata Share of the Convertible Term Loan Payout Fee. For the avoidance of doubt, the Convertible Term Loan Payout Fee will not be payable to the Convertible Term Loan Lenders in the event that they elect to convert their Convertible Term Loan into Common Shares pursuant to Section 1.1(5). The Convertible Term Loan Payout Fee shall be fully earned on the date of required payment thereof and shall be non-refundable when paid."

(k)	Section 1.16(4) of the Credit Agreement is hereby amended by adding "and the Convertible Term Loan Payout Fee" immediately after "the Payout Fee".

(l)	Section 5.10(1) of the Credit Agreement is hereby amended by deleting the term "Term Loan" and replacing it with "Loans".

(m)	Section 5.14 of the Credit Agreement is hereby deleted and replaced with "Intentionally Deleted".

(n)	Section 6.9 of the Credit Agreement is hereby deleted and replaced with "Intentionally Deleted".

(o)	Section 7.1 of the Credit Agreement is hereby deleted and replaced with the following:

"7.1 Termination.

The financing arrangements contemplated hereby shall be in effect until the Commitment Termination Date or, with respect to the Convertible Term Loan, if on a later date than the Commitment Termination Date, the Convertible Term Loan Commitment Termination Date and:

(a)	the Revolving Loan and Term Loan and all other Obligations related and arising with respect thereto shall be automatically due and payable in full on the Commitment Termination Date; and

(b)	the Convertible Term Loan and all other Obligations related and arising with respect thereto shall be automatically due and payable in full on the Convertible Term Loan Commitment Termination Date."

(p)	Section 7.2 of the Credit Agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:

"Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under this Agreement shall in any way affect or impair the obligations, duties and liabilities of Borrower or its Subsidiaries or the rights of Agents and Lenders relating to any unpaid portion of the Loans or any other Obligations, due or not due, liquidated, contingent or unliquidated or any transaction or event occurring prior to such termination or cancellation, or any transaction or event, the performance of which is required after the Commitment Termination Date (in the case of the Revolving Loan and Term Loan) and the Convertible Term Loan Commitment Termination Date (in the case of the Convertible Term Loan)."

(q)
Section 9.1(1) of the Credit Agreement is hereby amended by adding "(in respect of assignments of the Revolving Loan and Term Loan) and Requisite Convertible Term Loan Lenders (in respect of assignments of the Convertible Term Loan)" after "Requisite Lenders" in subparagraph (i) of the second sentence thereof.

(r)	Section 9.8 of the Credit Agreement is hereby amended by deleting the second sentence thereof and replacing it with the following:

"Any Revolving Lender exercising a right of setoff or otherwise receiving any payment on account of the Obligations related and arising with respect to the Revolving Loan and Term Loan in excess of its Revolving Pro Rata Share thereof shall purchase for cash (and the other applicable Revolving Lenders or holders of the Revolving Loan and Term Loan shall sell) such participations in each such other Revolving Lender's or holder's Revolving Pro Rata Share of such Obligations as would be necessary to cause such Revolving Lender to share the amount so offset or otherwise received with each other Revolving Lender or holder in accordance with their respective Revolving Pro Rata Shares (other than offset rights exercised by any Lender with respect to Sections 1.12, 1.13 or 1.14). Any Convertible Term Loan Lender exercising a right of setoff or otherwise receiving any payment on account of the Obligations related and arising with respect to the Convertible Term Loan in excess of its Convertible Pro Rata Share thereof shall purchase for cash (and the other applicable Convertible Term Loan Lenders or holders of the Convertible Term Loan shall sell) such participations in each such other Convertible Term Loan Lender's or holder's Convertible Pro Rata Share of such Obligations as would be necessary to cause such Convertible Term Loan Lender to share the amount so offset or otherwise received with each other Convertible Term Loan Lender or holder in accordance with their respective Convertible Pro Rata Shares (other than offset rights exercised by any Lender with respect to Sections 1.12, 1.13 or 1.14)."

(s)	The third sentence of Section 9.8 of the Credit Agreement is hereby amended by replacing the term "Pro Rata Share" with "Revolving Pro Rata Share or Convertible Pro Rata Share, as the case may be,".

(t)	Section 9.9(1)(b) of the Credit Agreement is hereby amended by replacing the term "Pro Rata Share" with "Revolving Pro Rata Share or Convertible Pro Rata Share, as the case may be,".

(u)	Section 9.9(4)(c)(i)(1) of the Credit Agreement is hereby deleted and replaced with the following:

"(1)
firstly, any Other Lender shall have the right (but shall have no obligation) to purchase from any such Non-Funding Lender, and such Non-Funding Lender agrees that it shall, at such request, sell and assign to such Other Lender, such Other Lender's Revolving Pro Rata Share and Convertible Pro Rata Share of such Non-Funding Lender's Revolving Loan, Term Loan or Convertible Term Loan, as the case may be, (and the Revolving Pro Rata Share or Convertible Pro Rata Share, as the case may be, of any Other Lender therein not exercising its rights hereunder or other applicable amount) for an aggregate amount equal to such Non-Funding Lender's Revolving Pro Rata Share of the principal balance of the Revolving Loan or Term Loan and Convertible Pro Rata Share of the principal balance of the Convertible Term Loan and all accrued interest and Fees with respect thereto through the date of sale, such sale and assignment to be consummated pursuant to an executed Assignment Agreement; and"

(v)	Section 9.9(4)(c)(i)(2) of the Credit Agreement is hereby amended by adding "and Loans" after "Commitment" therein.

(w)	Section 11.3(1) of the Credit Agreement is hereby amended by replacing "Revolving Credit Advances" with "Advances".

(x)	Section 11.3 of the Credit Agreement is hereby amended by adding the following to the end thereof:

"Notwithstanding the foregoing, in the case of reimbursement of legal counsel for Lenders, such reimbursement shall be limited to one lead legal counsel and one local legal counsel in each applicable jurisdiction for Lenders except as otherwise consented to in writing by Requisite Lenders."

(y)	The Credit Agreement is hereby amended by adding the following new Section 11.21:

"11.21 Convertible Term Loan Lender Consent

Subject to Section 11.2:

(1) No Amendments and Waivers without Requisite Convertible Term Loan Lenders' Consent. Except for actions expressly permitted to be taken by an Agent and subject to paragraph (2) below, no amendment, modification, termination or waiver of any provision of this Agreement or any other Loan Document affecting only the Convertible

Term Loan, or any consent to any departure by Borrower or its Subsidiaries therefrom, shall in any event be effective unless the same shall be in writing and signed by Borrower and Administrative Agent; provided that Administrative Agent has received prior written consent and/or instructions (including by telecopy, facsimile transmission or other direct written electronic means) to sign any such amendment, modification, termination or waiver from Requisite Convertible Term Loan Lenders.

(2)        Affected Convertible Term Loan Lender Consent. Except as otherwise expressly provided in this Agreement, unless in writing and signed by Administrative Agent and each Convertible Term Loan Lender directly affected thereby, no amendment, modification, termination or waiver shall:

(a)    increase the principal amount of any Convertible Term Loan Lender's share of the Convertible Term Loan (which action shall be deemed only to affect those Convertible Term Loan Lenders whose shares are increased);

(b)    reduce the principal of, rate of interest on or Fees payable with respect to any Convertible Term Loan or other Obligations related and arising with respect to the Convertible Term Loan of any affected Convertible Term Loan Lender;

(c)    extend any scheduled payment date or final maturity date of the principal amount of any Convertible Term Loan or any other Obligation related and arising with respect to the Convertible Term Loan of any affected Convertible Term Loan Lender;

(d)    waive, forgive, defer, extend or postpone any payment of interest or Fees as to any affected Convertible Term Loan Lender;

(e)    amend or waive this Section 11.21 or the definition of the term "Requisite Convertible Term Loan Lenders", insofar as such definition affects the substance of this Section 11.21; and

(f)    amend or change the Conversion Price, except if such amendment or change is related to an adjustment to the Conversion Price made from time to time in accordance with Section 1.1(8).

(3)        Effect of Amendments and Waivers. No amendment, modification, termination or waiver of any provision of any Convertible Term Loan Note or Convertible PIK Note shall be effective without the written concurrence of the holder of such note. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 11.21 shall be binding upon each holder of the Convertible Term Loan Notes and Convertible PIK Notes at the time outstanding and each future holder of such notes.

(4)        Non-Consenting Convertible Term Loan Lenders. If, in connection with any proposed amendment, modification, waiver or termination requiring the consent of all affected Convertible Term Loan Lenders, the consent of Requisite Convertible Term Loan Lenders is obtained, but the consent of other Convertible Term Loan Lenders whose consent is required is not obtained (any such Convertible Term Loan Lender whose consent is not obtained being referred to as "Non-Consenting CTL Lender") then, at Borrower's or Requisite Convertible Term Loan Lenders' request, a Person acceptable to Requisite Convertible Term Loan Lenders (in their sole discretion), shall have the right (but without any obligation) to purchase from such Non-Consenting CTL Lender, and such Non-Consenting CTL Lender agrees that it shall, upon such request, sell and assign to such Person, all of the Convertible Term Loan of such Non-Consenting CTL Lender for an amount equal to the principal balance of the Convertible Term Loan held by such Non-Consenting CTL Lender and all accrued interest and Fees with respect thereto through the date of sale, such sale and assignment to be consummated pursuant to an executed Assignment Agreement.

(5)        Releases. Until the Convertible Term Loan and all Obligations related and arising with respect to the Convertible Term Loan have been indefeasibly paid in full, Borrower agrees that it will not release all claims against Agents and Convertible Term Loan Lenders under or in connection with the Credit Agreement."

(z)
Annex A to the Credit Agreement is hereby amended by (i) adding the definitions set out in Schedule A hereto to Annex A of the Credit Agreement in their respective proper alphabetical order and (ii) replacing existing definitions in Annex A of the Credit Agreement with the corresponding definitions set out in Schedule A hereto; provided that, the defined terms in Section 11.2 of the Credit Agreement shall be unaffected and shall not be amended by the terms of this Eighth Amending Agreement and, for greater certainty, shall have the respective meanings given to them in Annex A of the Credit Agreement and not the meanings given to them in Schedule A hereto; provided further that the definitions of "Lenders" and "Loans" found in the definition of "Requisite Lenders" in Annex A of the Credit Agreement shall have the respective meanings given to them in Annex A of the Credit Agreement unamended by this Eighth Amending Agreement and not the meanings given to them in Schedule A hereto.

(aa)	Annex E to the Credit Agreement is hereby deleted together with the definitions related thereto being "EBITDA", "Fixed Charges", "Interest Expense" and "Senior Funded Debt".

(bb)	Annex F to the Credit Agreement is hereby amended as follows:

(i)
the account wire details of GMAM Investment Funds Trust II for purposes of the existing Term Loan shall be as set forth on the two (2) signature pages of GMAM Investment Funds Trust II hereto and marked "GMAM Investment Funds Trust II Signature Page to the Credit Agreement";

(ii)	the address and wire details of each Convertible Term Loan Lender is as set forth on their respective signature pages hereto;

(iii)	the address of DDJ Capital Management, LLC is changed to "130 Turner Street, Building 3, Suite 600, Waltham, MA 02453"; and

(iv)	the address of Greywolf Loan Participation LLC is changed to "4 Manhattanville Road, New York, NY, 10577, Telecopier No.: (914) 251-8244 and Telephone No.: (914) 251-8223".

(cc)
The Credit Agreement is hereby amended by replacing "Pro Rata Share" with "Revolving Pro Rata Share" in the following: Sections 1.1(1)(a), (b) and (c), 1.1(3)(a) and (c), 1.8(1)(b), 2.3, 9.1(1), 9.9(1)(a), 9.9(2)(a) and (b), 9.9(4)(c)(ii)(1) and in the first paragraph of each Revolving Note.

(dd)
The signature page of GMAM Investment Funds Trust II to the Credit Agreement dated May 19, 2005 (unamended) is hereby amended and replaced by the two (2) signature pages of GMAM Investment Funds Trust II hereto and marked "GMAM Investment Funds Trust II Signature Page to the Credit Agreement".

(ee)
The Credit Agreement is hereby amended by replacing "Lender" with "Revolving Lender" (except, for greater certainty, wherever the term "Requisite Lenders" is used) in the following: Sections 1.1(1)(a), (b) and (c), 1.1(3)(a) and (c), the first sentence of 1.8(1), 1.8(1)(b), 2.1, 2.1(1), (2), (4), (5), (6) and (7), 2.2, 2.3, 9.9(1)(a), the fourth reference to "Lenders" in 9.9(1)(b), the first and second sentences in 9.9(2)(a), 9.9(2)(b), 9.9(4)(b)(ii); the definitions of: "Commitment", "Revolving Loan Commitment No. 1", "Revolving Loan Commitment No. 2", "Revolving Loan Commitment No. 3", "Revolving Loan Commitment No. 4"; paragraph (7) of Annex C; and in each of the first and penultimate paragraph of each Revolving Note.

SECTION 3
REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1	Representations, Warranties and Covenants

Borrower represents, warrants and covenants to Agents and Lenders as follows, which representations, warranties and covenants shall survive the execution and delivery of this Eighth Amending Agreement and which representations, warranties and covenants will continue in full force and effect for the benefit of Agents and Lenders until the Convertible Term Loan Maturity Date, unaffected by any investigation made by or on behalf of Agents and Lenders in the course of preparation of this Eighth Amending Agreement:

(a)
the representations and warranties set forth in Section 3 of the Credit Agreement, as amended by the Disclosure Letter, continue to be true and correct as of the Convertible Term Loan Closing Date with reference to the "Closing Date" therein being deemed a reference to the "Convertible Term Loan Closing Date";

(b)	Borrower has the corporate power and capacity to execute, deliver and perform its obligations under this Eighth Amending Agreement;

(c)	all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Eighth Amending Agreement by Borrower;

(d)	Borrower has duly executed and delivered this Eighth Amending Agreement;

(e)
this Eighth Amending Agreement is a legal, valid and binding obligation of Borrower, enforceable against it by Agent and Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor's rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies;

(f)
except as otherwise disclosed in the Disclosure Letter, no Default or Event of Default exists and Requisite Lenders hereby agree to waive the Event of Default specifically set forth in the Disclosure Letter; provided that such waiver shall not extend to any other Default or Event of Default that may occur or exist and shall not be construed as a waiver of any other provision of the Loan Documents or any right to charge default interest with respect to other Defaults or Events of Default;

(g)	except as otherwise disclosed in the Disclosure Letter, Borrower is in compliance with the covenants contained in Sections 4, 5 and 6 of the Credit Agreement;

(h)
if at any time any order, ruling, registration, notice or filing pursuant to any Applicable Securities Legislation is required to ensure that any Common Shares issuable upon the conversion of the Convertible Notes and Conversion Amount are issued in compliance with such laws or to ensure that any such Common Shares are not subject to any restriction as to the resale (other than restrictions imposed on Persons referred to in Subsection 1(c) of the definition of "distribution" under the Securities Act (Ontario) and analogous provisions of the securities laws of such other provinces and the restrictions imposed in Section 2.5 of National Instrument 45-102 provided such Common Shares are traded through Persons registered, if required, under Applicable Securities Legislation), Borrower covenants that it will make or obtain such order, ruling, registration, notice or filing, as the case may be;

(i)
Borrower will make all requisite filings under Applicable Securities Legislation and rules of the Exchange including to report the issue of the Convertible Notes and the Common Shares issuable under the Convertible Notes and the exercise of the right to acquire Common Shares pursuant to the Convertible Notes;

(j)
Borrower will ensure that the Common Shares outstanding or issuable from time to time (including the Common Shares issuable on the conversion of any Convertible Note and Conversion Amount) continue to be listed and posted for trading on the Toronto Stock Exchange;

(k)
Borrower will maintain its status as a reporting issuer, or the equivalent thereof in the provinces of Canada where it is, as of the date hereof, a reporting issuer, not in default of the requirements of Applicable Securities Legislation in Canada and will maintain its status as a registrant under the United States Securities Exchange Act of 1934, as amended, until such time as it deregisters with the consent of Requisite Convertible Term Loan Lenders and, for so long as it remains registered in the United States, will not be in default of the requirements of Applicable Securities Legislation in the United States;

(l)
except as a result of the failure to file its interim financial statements for the fiscal quarter ended September 30, 2006, Borrower would not be included on a list of defaulting issuers maintained by the Ontario Securities Commission or in default of its disclosure obligations under Title III of the Securities Act (Quebec). Borrower is a registrant under the United States Securities Exchange Act of 1934, as amended;

(m)	the Common Shares are listed and posted for trading on the Toronto Stock Exchange;

(n)
the authorized capital of Borrower consists of an unlimited number of Common Shares and an unlimited number of preferred shares, of which 733,393,060 Common Shares are issued and outstanding as of the date hereof and no preferred shares are issued and outstanding;

(o)
no person has any agreement, option, right or privilege with or against Borrower for the purchase, subscription or issuance of securities, issued or unissued of Borrower, other than as disclosed in the Filed Securities Documents and pursuant to Borrower's employee, director or officer stock option or stock compensation plans as same may be amended or replaced from time to time;

(p)
upon a written request from a holder of a Convertible Note that is also a potential "United States shareholder" (as that term is defined in Section 951(b) of the Internal Revenue Code of 1986, as amended (the "Code")) of Borrower, Borrower will use reasonable best efforts to determine whether it is properly treated as a "controlled foreign corporation" ("CFC") within the meaning of Section 957 of the Code and to inform such person of its determination. Each holder of Convertible Notes or Common Shares acquired upon conversion of Convertible Notes shall, on an annual basis, provide to Borrower information regarding their ownership of Convertible Notes and Common Shares and generally cooperate with Borrower so that Borrower can make a determination as to its CFC status. If Borrower determines that it is properly treated as a CFC in any Fiscal Year, (i) Borrower shall promptly, but in any case no later than thirty (30) days after the end of the applicable Fiscal Year, notify each requesting Convertible Term Loan Lender described in the first sentence of this Section 3.1(p) of Borrower's CFC status and (ii) Borrower shall, no later than March 1 of the following Fiscal Year, provide each such Convertible Term Loan Lender holding Common Shares on the last day of such Fiscal Year on which Borrower was a CFC a written report of the amount of income per Common Share required to be included in the gross income of a "United States shareholder" pursuant to Section 951(a) of the Code and shall generally cooperate with any reasonable request of such Convertible Term Loan Lender to facilitate such Convertible Term Loan Lender's U.S. federal income tax reporting requirements relating to Borrower;

(q)
each of the Filed Securities Documents at the time of filing, (i) was true and correct in all material respects, (ii) contained no Misrepresentation and (iii) to the extent required to be disclosed under Applicable Securities Legislation, disclosed all Material Facts and Material Changes (actual, anticipated, contemplated or threatened, whether financial or otherwise) relating to the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Borrower and its Subsidiaries considered as a whole;

(r)	no Material Fact or Material Change has been omitted from the Filed Securities Documents that is required under Applicable Securities Legislation to be stated therein or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made;

(s)	Borrower has complied in all material respects with all Applicable Securities Legislation and no confidential material change reports have been filed;

(t)
each of the consolidated financial statements of Borrower included in the Filed Securities Documents filed after December 31, 2005 has been prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by applicable laws) and fairly presents in all material respects the consolidated financial position of Borrower as of the date thereof and the consolidated results of its operations and cash flows for the period then ended (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments and provided that such unaudited interim financial statements may omit notes which are not required in the unaudited financial statements);

(u)
except as disclosed to Convertible Term Loan Lenders in the Disclosure Letter or in the Filed Securities Documents on or before the date hereof, there has been no Material Change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Borrower since January 23, 2006;

(v)
except as disclosed to Convertible Term Loan Lenders in the Disclosure Letter or in the Filed Securities Documents on or before the date hereof, each of Borrower and its Subsidiaries is not in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to which any of its property or assets is subject, other than defaults that in the aggregate do not have a Material Adverse Effect;

(w)
no consent, permit, approval or authorization of any Person (including all Governmental Authorities, the Exchange and the CTR Lenders) is required to be obtained by Borrower in connection with the transactions contemplated by this Eighth Amending Agreement, except such as have been obtained and delivered to Lenders;

(x)	Borrower will promptly inform Lenders in writing of the full particulars of:

(i)
any Material Change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Borrower;

(ii)	any change in any Material Fact contained in the Filed Securities Documents (including any information incorporated or deemed to be incorporated by reference therein);

(y)	Borrower will list the Common Shares issuable on the conversion of any Convertible Note and Conversion Amount hereunder on the Toronto Stock Exchange as soon as possible following such conversion;

(z)	Borrower will, on or before the Convertible Term Loan Closing Date, enter into the Registration Rights Agreements and all documents contemplated by this Eighth Amending Agreement;

(aa)
subject to the holder of the Common Shares issuable upon conversion being a “control person”, Section 2.5(2) of National Instrument 45-102 of the Canadian Securities Administrators, and other internal controls and policies of Borrower to the extent such internal controls and policies of Borrower are specifically binding on the applicable holder and otherwise restrict trading, the Common Shares issuable upon conversion of the Convertible Term Loan Notes will be freely tradeable under Applicable Securities Legislation in Canada by the holder thereof. Subject to the holder of the Common Shares issuable upon conversion being a "control person", four (4) months having elapsed since the Convertible Term Loan Closing Date and other internal controls and policies of Borrower to the extent such internal controls and policies of Borrower are specifically binding on the applicable holder and otherwise restrict trading, the Common Shares issuable upon conversion of the Convertible PIK Notes will be freely tradeable under Applicable Securities Legislation in Canada by the holder thereof;

(bb)
each of the issuance and delivery of the Common Shares issuable upon conversion hereunder is exempt from the prospectus and dealer registration requirements of Ontario and Quebec securities laws and no other documentation needs to be filed or consents obtained except for notice of the transaction; provided that Borrower shall file with the Autorite des marches financiers (Quebec) and with the securities regulator in each other province where a Convertible Term Loan Lender is located a report on Form 45-106F1 within ten (10) days of the Convertible Term Loan Closing Date; and

(cc)
Borrower covenants with Convertible Term Loan Lenders that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issuance upon conversion of the Conversion Amounts and Convertible Notes as herein provided, and conditionally allot to Convertible Term Loan Lenders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Conversion Amounts and Convertible Notes. Borrower covenants with Convertible Term Loan Lenders that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable shares.

SECTION 4
CONDITIONS PRECEDENT

4.1 Conditions Precedent.

This Eighth Amending Agreement shall not be effective until the following conditions have been satisfied or provided for in a manner and in form and substance satisfactory to Requisite Convertible Term Loan Lenders in their sole discretion or waived in writing by Requisite Convertible Term Loan Lenders in their sole discretion:

(a)	this Eighth Amending Agreement and all ancillary documents or counterparts hereof or thereof shall have been duly executed by, and delivered to, Borrower, each Agent and

 Convertible Term Loan Lenders; and Administrative Agent shall have received such documents, resolutions, certificates of officers, instruments, agreements and legal opinions as Administrative Agent and Requisite Convertible Term Loan Lenders shall request in connection with the transactions contemplated by this Eighth Amending Agreement and the other Loan Documents, including:

(i)	all those listed in the closing agenda attached hereto as Schedule B;

(ii)	the Registration Rights Agreements;

(iii)
a favourable legal opinion by Fasken Martineau DuMoulin LLP (subject to assumptions and qualifications as are customary in the circumstances of the transactions contemplated hereby) with respect to such matters as are customary in the circumstances of the transactions contemplated hereby including:

(A)	Borrower is a corporation incorporated and validly existing under the laws of Canada;

(B)	the authorized capital of Borrower is as described in the Filed Securities Documents;

(C)	the attributes of the Common Shares are consistent in all material respects with the descriptions thereof in the Filed Securities Documents;

(D)	Borrower has the requisite corporate power and authority to perform its obligations under the terms of this Eighth Amending Agreement, the Registration Rights Agreements and the other Loan Documents;

(E)	the Common Shares issuable upon conversion hereunder have been validly allotted, and, upon conversion hereunder, will be issued as fully paid and non-assessable;

(F)
the execution, delivery and performance of this Eighth Amending Agreement, the Registration Rights Agreements and the other Loan Documents have been duly authorized and duly executed and delivered by Borrower and each of this Eighth Amending Agreement, the Registration Rights Agreements and the other Loan Documents is a legally binding obligation of Borrower enforceable against it in accordance with its terms, subject to bankruptcy and insolvency laws and other laws generally affecting the enforceability of creditors’ rights and the availability of the equitable remedies of injunction and specific performance;

(G)	the Toronto Stock Exchange has conditionally approved the listing of the Common Shares issuable upon conversion hereunder;

(H)
the execution and delivery of this Eighth Amending Agreement, the Registration Rights Agreements and the other Loan Documents, the fulfillment of the terms hereof and thereof by Borrower and the issue and delivery on the Date of Conversion of the Common Shares issuable upon conversion hereunder do not and will not result in a breach of any of the terms, conditions or provisions of the articles or by-laws of Borrower or any applicable laws of the Province of Ontario or Quebec;

(I)
subject to the holder of the Common Shares issuable upon conversion being a “control person”, Section 2.5(2) of National Instrument 45-102 of the Canadian Securities Administrators, and other internal controls and policies of Borrower to the extent such internal controls and policies of Borrower are specifically binding on the applicable holder and otherwise restrict trading, the Common Shares issuable upon conversion of the Convertible Term Loan Notes will be freely tradeable under Applicable Securities Legislation in Canada by the holder thereof. Subject to the holder of the Common Shares issuable upon conversion being a "control person", four (4) months having elapsed since the Convertible Term Loan Closing Date and other internal controls and policies of Borrower to the extent such internal controls and policies of Borrower are specifically binding on the applicable holder and otherwise restrict trading, the Common Shares issuable upon conversion of the Convertible PIK Notes will be freely tradeable under Applicable Securities Legislation in Canada by the holder thereof;

(J)
each of the issuance and delivery of the Common Shares issuable upon conversion hereunder is exempt from the prospectus and dealer registration requirements of Ontario and Quebec securities laws and no other documentation needs to be filed or consents obtained except for notice of the transaction; provided that Borrower shall file with the Autorite des marches financiers (Quebec) and with the securities regulator in each other province where a Convertible Term Loan Lender is located a report on Form 45-106F1 within ten (10) days of the Convertible Term Loan Closing Date;

(K)
no consent, permit, approval or authorization of (i) any Governmental Authority having jurisdiction in the Provinces of Quebec and Ontario, (ii) the CTR Lenders, (iii) the Trustees and the Convertible Debentureholders or (iv) HSBC Bank Canada, is required to be obtained by Borrower in connection with the transactions contemplated by this Eighth Amending Agreement, except such as have been obtained and delivered to Lenders; and

(L)
upon any person becoming a Lender under the Credit Agreement, and subject to the "Grantor" under the bond pledge agreement entered into as of May 12, 2005 (the "Pledge Agreement") between Borrower, Agents and the Pledgees (as defined in the Pledge Agreement) confirming, at the time, the pledge of the Bond (as defined in the Pledge Agreement) under the Pledge Agreement in favour of such Lender as security for the Obligations (as defined in the Pledge Agreement), the hypothec created under Clause 2.1 of the Pledge Agreement shall benefit such Lender;

(b)	all requisite corporate actions and proceedings in connection with this Eighth Amending Agreement shall have been completed;

(c)
Borrower shall have paid the fees required to be paid on the Convertible Term Loan Closing Date (including the up-front commitment fee in Section 4.1(h) below) and shall have reimbursed Agents and Convertible Term Loan Lenders for all fees, costs and expenses of closing (including fees of legal counsel) presented as of the Convertible Term Loan Closing Date;

(d)
all representations or warranties by Borrower or its Subsidiaries contained herein or in any of the other Loan Documents shall be true and correct as of the Convertible Term Loan Closing Date and after giving effect to the transactions contemplated by this Eighth Amending Agreement, except to the extent that such representations or warranties expressly relate to an earlier date and for changes therein expressly permitted or expressly contemplated by this Eighth Amending Agreement including any changes set forth in the Disclosure Letter;

(e)	no event or circumstance having a Material Adverse Effect shall have occurred or be continuing or would result after giving effect to the transactions contemplated by this Eighth Amending Agreement;

(f)	no Default or Event of Default shall have occurred or be continuing or would result after giving effect to the transactions contemplated by this Eighth Amending Agreement;

(g)
Lenders shall have received evidence that Borrower has obtained all necessary and required consents, permits, approvals and authorizations of all Persons (including all Governmental Authorities, the Exchange and the CTR Lenders) in connection with the transactions contemplated by this Eighth Amending Agreement;

(h)
Borrower shall pay Administrative Agent, for the ratable benefit of Convertible Term Loan Lenders, an up-front commitment fee of Cdn$400,000, such amount being two percent (2%) of the principal amount of the Convertible Term Loan (Cdn$20,000,000), on the Convertible Term Loan Closing Date. This up-front commitment fee shall be fully earned on the Convertible Term Loan Closing Date and shall be non-refundable when paid;

(i)
there shall not have developed, occurred or come into effect or existence any catastrophe, crisis or accident of national or international consequence, any law or regulation or any other event, action or occurrence of any nature whatsoever, including any outbreak of of war, rebellion or armed hostilities which, in the opinion of Requisite Convertible Term Loan Lenders, acting reasonably, materially and adversely affects or may materially and adversely affect the financial markets generally or the business of Borrower and its Subsidiaries (on a consolidated basis); and

(j)
no order or ruling is issued, and no inquiry, investigation or other proceeding (whether formal or informal) in relation to Borrower or its respective directors or officers is made, threatened or announced by any officer or official of any stock exchange, securities commission or other regulatory authority, or pursuant to any law or regulation promulgated or changed which, in the opinion of Requisite Convertible Term Loan Lenders, acting reasonably, operates to prevent or restrict trading in or of the Common Shares, other than a cease trade order affecting Borrower's directors, officers and other insiders issued by the Autorite des marches financiers (Quebec) following the request of Borrower pursuant to Notice 57-303 of the Canadian Securities Administrators.

SECTION 5
SUBORDINATION

5.1        Subordination

Subject to Section 5.2 hereof, each of Borrower and Convertible Term Loan Lenders hereby agrees and confirms that all Obligations at any time owing by Borrower to Convertible Term Loan Lenders with respect to the Convertible Term Loan (collectively, the "Convertible Term Loan Obligations") and all Liens granted pursuant to the Collateral Documents in favour of Collateral Agent, on behalf of Convertible Term Loan Lenders, to secure all or any part of the Convertible Term Loan Obligations are hereby deferred, postponed and subordinated in all respects by Convertible Term Loan Lenders to the prior repayment in full by Borrower of all Obligations at any time owing by Borrower to Revolving Lenders with respect to the Revolving Loan and Term Loan (collectively, the "Revolving Loan Obligations") and Liens granted pursuant to the Collateral Documents in favour of Collateral Agent, on behalf of Revolving Lenders, to secure all or any part of the Revolving Loan Obligations.

5.2         Payments of Cash Pay Interest

Notwithstanding Section 5.1 hereof, Borrower shall make, and each Convertible Term Loan Lender may accept, regularly scheduled cash payments of Cash Pay Interest to Convertible Term Loan Lenders with respect to the Convertible Term Loan in accordance with Section 1.4 of the Credit Agreement; provided that such regularly scheduled cash payments of Cash Pay Interest shall be suspended (but shall continue to accrue) if directed in writing to Borrower by Requisite Lenders upon the occurrence and continuance of an Event of Default; provided further that, in the event that the applicable Event of Default is cured or waived in accordance with the terms of the Credit Agreement, such cash payment suspension shall cease and all such accrued but unpaid Cash Pay Interest shall be paid in cash to Administrative Agent on the next Interest Payment Date

5.3       Reorganization Securities

If, in any case or proceeding in respect of bankruptcy, insolvency, winding-up, receivership, dissolution, or assignment for the benefit of creditors under any Insolvency Law in any jurisdiction with respect to Borrower or any of its properties, debt instruments or securities of a reorganized Borrower secured by Liens upon any property of a reorganized Borrower are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of Convertible Term Loan Obligations and Revolving Loan Obligations, then, to the extent the debt instruments or securities distributed on account of the Convertible Term Loan Obligations and on account of the Revolving Loan Obligations are secured by Liens upon the same property, Convertible Term Loan Lenders may receive and retain such debt instruments and securities distributed, such debt instruments and securities distributed shall be deemed to evidence Convertible Term Loan Obligations for purposes of this Eighth Amending Agreement and the provisions of this Section 5 will apply until payment in full of the Revolving Loan Obligations.

SECTION 6
GENERAL

6.1	To be Read with Credit Agreement

This Eighth Amending Agreement is an amendment to the Credit Agreement. Unless the context otherwise requires, the Credit Agreement, the Amending Agreements and this Eighth Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement, the Amending Agreements and this Eighth Amending Agreement were contained in one agreement. The term "Agreement" when used in the Credit Agreement means the Credit Agreement as amended by the Amending Agreements and this Eighth Amending Agreement together with all amendments, supplements, restatements, replacements and novations thereof from time to time.

6.2	Effect of this Eighth Amending Agreement

Except as modified pursuant to the Amending Agreements and this Eighth Amending Agreement, no other changes or modifications to the Credit Agreement or the other Loan Documents are intended or implied and in all other respects the Credit Agreement and the other Loan Documents are hereby specifically ratified, restated, and confirmed by the parties hereto as of the effective date hereof.

6.3	Continuance of Credit Agreement and Security

The Credit Agreement and the other Loan Documents, as changed, altered, amended or modified by the Amending Agreements and this Eighth Amending Agreement, shall be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in the Amending Agreements and this Eighth Amending Agreement. It is agreed and confirmed that after giving effect to this Eighth Amending Agreement, all security delivered by Borrower in favour of Agents and Lenders secures the payment of all of the Obligations including the Convertible Term Loan Obligations and the obligations arising under the Credit

Agreement, as amended by the terms of the Amending Agreements and this Eighth Amending Agreement.

6.4	No Novation

Nothing in this Eighth Amending Agreement, nor in the Credit Agreement or the Loan Documents when read together with the Amending Agreements and this Eighth Amending Agreement, shall constitute a novation, payment, re-advance or reduction or termination in respect of any Obligations.

6.5	Costs and Expenses

Borrower agrees to pay on demand all costs and expenses of Agents and Convertible Term Loan Lenders including out-of-pocket legal fees (i) in connection with the preparation, negotiation, completion, execution, delivery and review of this Eighth Amending Agreement and the other documents contemplated hereunder and (ii) in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Eighth Amending Agreement and the other documents contemplated hereunder, whether or not any of such transactions is consummated.

6.6	Further Assurances

The parties hereto shall execute and deliver such supplemental documents and take such supplemental action as may be necessary or desirable to give effect to the provisions and purposes of this Eighth Amending Agreement, all at the expense of Borrower.

6.7	Binding Effect

This Eighth Amending Agreement shall be binding upon and enure to the benefit of each of the parties hereto and their respective successors and permitted assigns under the Credit Agreement.

6.8	Execution in Counterparts

This Eighth Amending Agreement may be executed in any number of separate facsimile or original counterparts, each of which shall collectively and separately constitute one agreement.

6.9	Restructuring Intercreditor Agreement

This Eighth Amending Agreement is subject to the terms and conditions of the Restructuring Intercreditor Agreement.

6.10	Severability

Wherever possible, each provision of this Eighth Amending Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Eighth Amending Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement

[Signature Page Follows]

IN WITNESS WHEREOF, this Eighth Amending Agreement has been duly executed as of the date first written above.

BORROWER: SR TELECOM INC.
By:	(s) Serge Fortin
Name: Title:	Serge Fortin President &CEO

By:	(s) Marc Girard
Name: Title:	Marc Girard Senior Vice-President Finance & CFO

ADMINISTRATIVE AGENT AND COLLATERAL AGENT: BNY TRUST COMPANY OF CANADA
By:	(s) Henry Hamilton II
Name: Title:	Henry Hamilton II Authorized Signatory

By:
Name: Title:

CONVERTIBLE TERM LOAN LENDER: B IV CAPITAL PARTNERS, L.P. By: GP Capital IV, LLC, its General Partner By: DDJ Capital Management, LLC, Manager
By:	(s) David L. Goolgasian Jr.
Name: Title:	David L. Goolgasian, Jr. Authorized Signatory

By:	(s) Jackson S. Craig
Name: Title:	Jackson S. Craig Authorized Signatory

Address:
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Attention:          Jackson Craig
Telecopier No.:    (781) 283-8555
Telephone No.:    (781) 283-8519

Attention:          Mary Robinson
Telecopier No.:    (781) 283-8567
Telephone No.:    (781) 283-8528
Wire Details:

Bank Name: JP Morgan Chase Bank, NY
ABA#: 021000021
F/A/O: Goldman Sachs & Co., N.Y.
A/C#:  930-1-011483
F/F/C:  B IV Capital Partners LP
A/C#:  002-091726

CONVERTIBLE TERM LOAN LENDER:

GMAM INVESTMENT FUNDS TRUST II,
for the account of Promark Alternative
High Yield Bond Fund
(Account No. 7M2E)

By: DDJ Capital Management, LLC,
on behalf of GMAM Investment Funds Trust II,
for the account of Promark
Alternative High Yield Bond Fund,
in its capacity as investment manager

By:	(s) David L. Goolgasian Jr.
Name: Title:	David L. Goolgasian, Jr. Authorized Signatory

By:	(s) Jackson S. Craig
Name: Title:	Jackson S. Craig Authorized Signatory

Address:
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Attention:          Jackson Craig
Telecopier No.:    (781) 283-8555
Telephone No.:    (781) 283-8519

Attention:          Mary Robinson
Telecopier No.:    (781) 283-8567
Telephone No.:    (781) 283-8528
Wire Details:
Bank Name: State Street Bank & Trust Co., Boston
ABA#:   011 000 028
Ref:        GMAM Investment Funds Trust II
A/C#:     7M2E
DDA#:   26572875

CONVERTIBLE TERM LOAN LENDER:

GMAM INVESTMENT FUNDS TRUST II,
for the account of Promark High Yield Bond Fund
(Account No. 7MWD)

By: DDJ Capital Management, LLC,
on behalf of GMAM Investment Funds Trust II,
for the account of Promark
High Yield Bond Fund,
in its capacity as investment manager

By:	(s) David L. Goolgasian Jr.
Name: Title:	David L. Goolgasian, Jr. Authorized Signatory

By:	(s) Jackson S. Craig
Name: Title:	Jackson S. Craig Authorized Signatory

Address:
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Attention:          Jackson Craig
Telecopier No.:    (781) 283-8555
Telephone No.:    (781) 283-8519

Attention:          Mary Robinson
Telecopier No.:    (781) 283-8567
Telephone No.:    (781) 283-8528
Wire Details:
Bank Name: State Street Bank & Trust Co., Boston
ABA#:          011 000 028
Ref:               GMAM Investment Funds Trust II
Ref#:            7MWD
Account#:    00218172

CONVERTIBLE TERM LOAN LENDER: DDJ OCTOBER FUND ONSHORE FEEDER, LIMITED PARTNERSHIP By: October G.P., LLC, its general partner By: DDJ Capital Management, LLC, its Manager
By:	(s) David L. Goolgasian Jr.
Name: Title:	David L. Goolgasian, Jr. Authorized Signatory

By:	(s) Jackson S. Craig
Name: Title:	Jackson S. Craig Authorized Signatory

Address:
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Attention:          Jackson Craig
Telecopier No.:    (781) 283-8555
Telephone No.:    (781) 283-8519

Attention:          Mary Robinson
Telecopier No.:    (781) 283-8567
Telephone No.:    (781) 283-8528

Wire Details:
Bank Name: Citibank, N.A. New York
ABA#:           021000089
Account:        Morgan Stanley & Co., NY
Account No:  38890774

Subaccount:

Account Name:         DDJ October Fund
                                 Onshore Feeder,
Limited Partnership
Account No:             038C4323

CONVERTIBLE TERM LOAN LENDER: DDJ/ONTARIO OS INVESTMENT SUB 2006 LTD. By: DDJ Capital Management, LLC, in its capacity as Investment Manager
By:	(s) David L. Goolgasian Jr.
Name: Title:	David L. Goolgasian, Jr. Authorized Signatory

By:	(s) Jackson S. Craig
Name: Title:	Jackson S. Craig Authorized Signatory

Address:
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Attention:          Jackson Craig
Telecopier No.:    (781) 283-8555
Telephone No.:    (781) 283-8519

Attention:          Mary Robinson
Telecopier No.:    (781) 283-8567
Telephone No.:    (781) 283-8528

Wire Details:
Bank Name:       Citibank
ABA#:                021-000-089
A/CA#:               09253186
FBO:               DDJ/Ontario OS Investment Sub 2006 Ltd.
A/C#:                  102-34138

CONVERTIBLE TERM LOAN LENDER: OCTOBER OS INVESTMENT SUB 2006, LTD. By: DDJ Capital Management, LLC, in its capacity as Investment Manager
By:	(s) David L. Goolgasian Jr.
Name: Title:	David L. Goolgasian, Jr. Authorized Signatory

By:	(s) Jackson S. Craig
Name: Title:	Jackson S. Craig Authorized Signatory

Address:
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
Attention:          Jackson Craig
Telecopier No.:    (781) 283-8555
Telephone No.:    (781) 283-8519

Attention:          Mary Robinson
Telecopier No.:    (781) 283-8567
Telephone No.:    (781) 283-8528

Wire Details:
Bank Name:        Citibank, N.A. New York
ABA#:                  02-000-089
F/A/O:              Morgan Stanley & Co., NY
A/C#:                   38890774
F/F/C:               October OS Investment Sub 2006, Ltd.
A/C#:                038-C9640

CONVERTIBLE TERM LOAN LENDER: GREYWOLF LOAN PARTICIPATION LLC
By:	(s) Jim Gillespie
Name: Title:	Jim Gillespie Authorized Signatory

By:	(s) Michelle Lynd
Name: Title:	Michelle Lynd Authorized Signatory

Address:

4 Manhattanville Road
New York, NY
10577

Attention:            Bill Troy
Telecopier No.:    (914) 251-8244
Telephone No.:    (914) 251-8223

Wire Details:

US$ Fed Wire Instructions

Name:        Chase Manhattan Bank, N.Y.
ABA#:       021-000-021
F/A/O:       Goldman Sachs & Co., N.Y.
A/C#:         930-1-011483
F/F/C:         Greywolf Loan Participation LLC
A/C#:         002-034155

CONVERTIBLE TERM LOAN LENDER: POLAR SECURITIES INC., on behalf of North Pole Capital Master Fund
By:	(s) Thomas Sabourin
Name: Title:	Thomas Sabourin CEO & President

By:	(s) Robyn Schultz
Name: Title:	Robyn Schultz Vice-President

Address:

372 Bay Street, 21st Floor
Toronto, Ontario
M5H 2W9

Attention:            Tom Sabourin
Telecopier No.:    (416) 369-0564
Telephone No.:    (416) 367-4364

Wire Details:

Cdn$ Wire Transactions:

Swift Code:             BOFMCAM2
Bank Name:            Bank of Montreal
City:                     Montreal
Beneficiary:                00021157410
                                 Nesbitt Burns Inc.,
                                 Toronto, Ontario
Sub Account:          402-20185-29

US$ Wire Transactions:

Bank Name:             Bank of New York
Address:                     48 Wall Street
                                  New York, New York
ABA Number:              021-000-018
AC Number:             8900-135-263
Sub Account:           402-20185-29

CONVERTIBLE TERM LOAN LENDER: MORGAN STANLEY & CO. INTERNATIONAL LIMITED
By:	(s) Lars Lemonius
Name: Title:	Lars Lemonius Managing Director

Address:

25 Cabot Square
London, E14 4QA

Attention:        Charlotte Denham
Telecopier No:    0207 056 0966
Telephone:         0207 677 4608

Wire Details:

JP Morgan Chase NY
ABA 021000089
SWIFT CHASUS33
JP Morgan Chase London
SWIFT CHASGB2L
A/C 22912116
Morgan Stanley and Co, International Ltd

Commitment:	GMAM INVESTMENT FUNDS TRUST II SIGNATURE PAGE TO THE CREDIT AGREEMENT:
US$430,860.10
GMAM INVESTMENT FUNDS TRUST II,
for the account of the Promark
Alternative High Yield Bond Fund
(Account No. 7M2E)

By: DDJ Capital Management, LLC,
on behalf of GMAM Investment Funds Trust II,
for the account of Promark
Alternative High Yield Bond Fund,
in its capacity as investment manager

	By:	(s) David L. Goolgasian, Jr.
	Name: Title:	David L. Goolgasian, Jr. Authorized Signatory

	By:	(s) Jackson S. Craig
	Name: Title:	Jackson S. Craig Authorized Signatory
Account Wire Details: State Street Bank & Trust Co., Boston ABA #011 000 028 Ref: GMAM Investment Funds Trust II Account Number: 7M2E DDA# 26572875

Commitment:	GMAM INVESTMENT FUNDS TRUST II SIGNATURE PAGE TO THE CREDIT AGREEMENT:
US$352,521.90
GMAM INVESTMENT FUNDS TRUST II,
for the account of the Promark
High Yield Bond Fund
(Account No. 7MWD)

By: DDJ Capital Management, LLC,
on behalf of GMAM Investment Funds Trust II,
for the account of Promark
High Yield Bond Fund,
in its capacity as investment manager

	By:	(s) David L. Goolgasian, Jr.
	Name: Title:	David L. Goolgasian, Jr. Authorized Signatory

	By:	(s) Jackson S. Craig
	Name: Title:	Jackson S. Craig Authorized Signatory
Account Wire Details: State Street Bank & Trust Co. Boston, MA ABA#: 011 000 028 Account Title: GMAM Investment Funds Trust II Account#: 00218172 Ref#: 7MWD

Schedule 1.1(4)(a)

Convertible Term Loan Lenders Share of Convertible Term Loan

Convertible Term Loan Lender	Share of Convertible Term Loan
B IV Capital Partners, L.P.	Cdn$7,163,828.15
GMAM Investment Funds Trust II, for the account of the Promark Alternative High Yield Bond Fund (Account No. 7M2E)	Cdn$300,827.55
GMAM Investment Funds Trust II, for the account of the Promark High Yield Bond Fund (Account No. 7MWD)	Cdn$386,226.90
DDJ/Ontario OS Investment Sub 2006 Ltd.	Cdn$1,265,123.20
DDJ October Fund Onshore Feeder, Limited Partnership	Cdn$603,403.88
October OS Investment Sub 2006, Ltd.	Cdn$445,682.18
Greywolf Loan Participation LLC	Cdn$5,273,972.32
Polar Securities Inc.	Cdn$883,377.59
Morgan Stanley & Co. International Limited	Cdn$3,677,558.23

Total Convertible Term Loan =	Cdn$20,000,000.00

Exhibit 1.1(4)(a)

Form of Notice of Convertible Term Loan Advance

TO:	BNY Trust Company of Canada ("BNY"), as Administrative Agent

AND TO:	Convertible Term Loan Lenders as defined in the Credit Agreement (as herein defined)

RE:
Convertible Term Loan to be made pursuant to the Credit Agreement dated as of May 19, 2005 between SR Telecom Inc., as Borrower, BNY, as Administrative Agent and Collateral Agent, and Lenders named therein, as amended, restated, modified or supplemented from time to time (the "Credit Agreement")

AND RE:
Eighth Amendment to Credit Agreement dated December ___, 2006 (the "Eighth Amending Agreement") between SR Telecom Inc., as Borrower, BNY, as Administrative Agent and Collateral Agent, and Lenders named herein

1.	All capitalized terms not otherwise defined in this Notice of Convertible Term Loan Advance shall have the meanings given to them in the Credit Agreement.

2.
The undersigned, as Borrower pursuant to the Credit Agreement, irrevocably requests that Convertible Term Loan Lenders make available to Borrower the Convertible Term Loan on December ___, 2006 in the aggregate amount of Cdn$20,000,000 to:

Borrower:	SR Telecom Inc.
Address:	[•] Fax No: [•] Phone No: [•]
Bank:	[•]
Bank Address:	[•] Attention: [•] Fax No: [•] Phone No: [•]
Wire Details:	Bank No.: [•] Transit No.: [•] CDN$ Account No.: [•]

3.	The undersigned, as Borrower pursuant to the Credit Agreement, hereby:

(a)
represents and warrants that all of the conditions contained in Section 4.1 of the Eighth Amending Agreement have been satisfied on and as of the date hereof, and will continue to be satisfied on and as of the date of the advance (the "Advance") of the Convertible Term Loan requested hereby, before and after giving effect thereto and to the application of the Advance;

(b)	reaffirms the continuation of Collateral Agent's valid and perfected first priority Liens pursuant to the Collateral Documents; and

(c)	represents and warrants, both before and after giving effect to the Advance and to the application of the Advance, no Default or Event of Default has occurred or is continuing.

DATED as of the December ___, 2006.

SR TELECOM INC.

By:
Name: Title:

By:
Name: Title:

Exhibit 1.1(4)(b)

Form of Convertible Term Loan Note

Unless permitted under Applicable Securities Legislation, the holder of this security must not trade the security before [four (4) months and a day after the Convertible Term Loan Closing Date]. [NTD: Specific date to be inserted.]

Toronto, Ontario
[Date]
Cdn$[•]

FOR VALUE RECEIVED, the undersigned, SR Telecom Inc., a Canadian corporation ("Borrower"), HEREBY PROMISES TO PAY to the order of [NAME OF CONVERTIBLE TERM LOAN LENDER] ("Convertible Term Loan Lender") at the offices of Convertible Term Loan Lender, at its address at [•], or at such other place as Convertible Term Loan Lender may designate from time to time in writing, in lawful money of Canada and in immediately available funds, the amount of [•] (Cdn$[•]), or if less, the aggregate unpaid amount of its Convertible Term Loan Advance made to the undersigned and evidenced hereby or in the Loan Accounts. All capitalized terms used but not otherwise defined herein have the meanings given to them in the Credit Agreement (as herein defined) or in Annex A thereto.

This Convertible Term Loan Note (the "Note") is issued pursuant to the Credit Agreement dated as of May 19, 2005 between Borrower, BNY Trust Company of Canada, as Administrative Agent and Collateral Agent, and the Lenders named therein, as the same may be amended, restated, modified or supplemented from time to time (the "Credit Agreement"), and is entitled to the benefit and security of the Credit Agreement, the Collateral Documents and all of the other Loan Documents referred to therein. Reference is hereby made to the Credit Agreement for a statement of all of the terms and conditions under which the Convertible Term Loan Advance and Convertible Term Loan evidenced hereby or in the Loan Accounts is made, is to be repaid and may be converted into Common Shares of Borrower. The principal balance of the Convertible Term Loan Advance and Convertible Term Loan, the rates of interest applicable thereto and the date and amount of each payment made on account of the principal thereof, shall be recorded by Administrative Agent in the Loan Accounts maintained in respect of the Convertible Term Loan; provided that the failure of Administrative Agent to make any such recordation shall not affect the obligations of Borrower to make a payment when due of any amount owing under the Credit Agreement or this Note.

The principal amount of the indebtedness evidenced hereby shall be payable in the amounts and on the dates specified in the Credit Agreement. Interest thereon shall be paid until such principal amount is paid in full at such interest rates and at such times, and pursuant to such calculations, as are specified in the Credit Agreement. The terms of the Credit Agreement are hereby incorporated herein by reference including, without limitation, the conversion option of this Note into Common Shares of Borrower pursuant to Section 1.1(5) of the Credit Agreement.

If any payment on this Note becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

Upon and after the occurrence of any Event of Default, this Note may, as provided in the Credit Agreement, and without demand, notice or legal process of any kind, be declared, and immediately shall become, due and payable.

Time is of the essence in this Note. Demand, presentment, protest and notice of nonpayment and protest are hereby waived by Borrower.

Except as provided in the Credit Agreement, this Note may not be assigned by Convertible Term Loan Lender to any Person.

THIS NOTE SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT PROVINCE.

SR TELECOM INC.

By:
Name: Title:

By:
Name: Title:

Exhibit 1.1(7)(a)

Conversion Form

The undersigned owner of a Convertible Term Loan Note and Convertible PIK Note, as the case may be, (collectively, the "Notes") issued by SR Telecom Inc. ("Borrower") hereby irrevocably exercises its option to convert the Notes and accrued and unpaid interest thereon into fully paid and non-assessable Common Shares in accordance with the terms of the credit agreement dated as of May 19, 2005 between Borrower, BNY Trust Company of Canada, as Administrative Agent and Collateral Agent, and the lenders party thereto, as amended, restated, modified or supplemented from time to time and directs that the shares issuable and deliverable upon conversion, together with any check in payment for fractional shares, be issued in the name of and delivered to the undersigned registered holder of the Notes, unless a different name has been indicated in the assignment below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Any amount required to be paid by the undersigned on account of such transfer accompanies this Conversion Notice.

Dated:_______________________

Amount of Notes and accrued and unpaid interest thereon to be converted:

Cdn$_________________________

Signature (for conversion only)

If the Common Shares are to be issued and registered otherwise than to the undersigned, please print or typewrite name and address, including postal code/zip code, and social security, social insurance or other taxpayer identification number.

Schedule A

Definitions

Advances means collectively Revolving Credit Advances, PIK Advances and Convertible Term Loan Advances.

Applicable Securities Legislation means applicable securities laws (including rules, regulations, policies and instruments) in each of the provinces of Canada and in the United States.

Board of Directors means the board of directors of Borrower or, if duly constituted and whenever duly empowered, the executive committee of the Board of Directors of Borrower, and reference to action by the directors means action by the directors of Borrower as a board or action by the said executive committee as such committee.

Common Shares means the common shares in the capital of Borrower and Common Share means any one of them; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, or successive such changes, subdivisions, redivisions, reductions, combinations or consolidations then, subject to adjustments, if any, having been made in accordance with the provisions of Section 1.1(8), Common Shares shall thereafter mean the shares resulting from such change, subdivision, redivision, reduction, combination or consolidation and Common Share means any one of them.

Conversion Amount shall have the meaning assigned to it in Section 1.1(5).

Conversion Form means the conversion form substantially in the form of Exhibit 1.1(7)(a).

Conversion Price means Cdn$0.17 as the same may be adjusted from time to time in accordance with Section 1.1(8).

Convertible Debentureholders shall have the meaning assigned to it in the Restructuring Intercreditor Agreement.

Convertible Note means either or both of a Convertible Term Loan Note or a Convertible PIK Note.

Convertible PIK Note shall have the meaning assigned to it in Section 1.4(3).

Convertible Pro Rata Share means the percentage obtained by dividing (i) the aggregate outstanding principal balance of the Convertible Term Loan held by that Convertible Term Loan Lender by (ii) the aggregate outstanding principal balance of the Convertible Term Loan held by all Convertible Term Loan Lenders.

Convertible Term Loan means the convertible term loan to be advanced to Borrower by Convertible Term Loan Lenders on the Convertible Term Loan Closing Date in the aggregate amount of Cdn$20,000,000 and in accordance with Section 1.1(4).

Convertible Term Loan Advance shall have the meaning assigned to it in Section 1.1(4).

Convertible Term Loan Closing Date means December ___, 2006 or such later date as Borrower and Convertible Term Loan Lenders may agree in writing.

Convertible Term Loan Commitment Termination Date means the earliest of (a) the Convertible Term Loan Maturity Date, (b) the date of termination of each Lender's obligation to make further Advances or permit existing Loans to remain outstanding in each case pursuant to Section 8.2(2) and (c) the Termination Date.

Convertible Term Loan Lenders means:

(a)	B IV Capital Partners, L.P.;
(b)	GMAM Investment Funds Trust II, for the account of the Promark Alternative High Yield Bond Fund (Account No. 7M2E);
(c)	GMAM Investment Funds Trust II, for the account of the Promark High Yield Bond Fund (Account No. 7MWD);
(d)	DDJ/Ontario OS Investment Sub 2006 Ltd.;
(e)	DDJ October Fund Onshore Feeder, Limited Partnership;
(f)	October OS Investment Sub 2006, Ltd.;
(g)	Greywolf Loan Participation LLC;
(h)	Polar Securities Inc.;
(i)	Morgan Stanley & Co. International Limited,

and their permitted successors and assigns from time to time and Convertible Term Loan Lender means any one of them.

Convertible Term Loan Maturity Date means the fifth (5th) anniversary of one (1) day after the Convertible Term Loan Closing Date.

Convertible Term Loan Note shall have the meaning assigned to it in Section 1.1(4)(b).

Convertible Term Loan Payout Fee shall have the meaning assigned to it in Section 1.8(1)(d).

CTR Lenders shall have the meaning assigned to it in the Restructuring Intercreditor Agreement.

Current Market Price shall have the meaning assigned to it in Section 1.1(8)(d).

Date of Conversion shall have the meaning assigned to it in Section 1.1(7)(b).

Disclosure Letter means the disclosure letter dated the date hereof executed by Borrower and delivered to Lenders.

Exchange means (i) the Toronto Stock Exchange, (ii) the NASDAQ National Market, and (iii) any other exchange or market on which the Common Shares are quoted or listed for trading.

Filed Securities Documents means any documents filed from time to time under Applicable Securities Legislation under Borrower's name on SEDAR or under U.S. Securities Laws under Borrower's name on EDGAR.

Lenders means the Revolving Lenders; and after the Convertible Term Loan Closing Date, Lenders means the Revolving Lenders and the Convertible Term Loan Lenders and their permitted successors and assigns and Lender means any one of them.

Loans means the Revolving Loan and the PIK Loan to but not including the Term-Out Date; from and including the Term-Out Date to but not including the Convertible Term Loan Closing Date, Loans means the Term Loan and the PIK Loan; and on and after the Convertible Term Loan Closing Date, Loans means the Term Loan, the PIK Loan and the Convertible Term Loan (until converted in accordance with the terms of this Agreement).

Material Fact means a material fact for purposes of any Applicable Securities Legislation.

Material Change means a material change for purposes of any Applicable Securities Legislation.

Misrepresentation means a misrepresentation for purposes of any Applicable Securities Legislation.

Notes means collectively the Revolving Notes, the PIK Notes and the Convertible Term Loan Notes and Note means any one of them.

Notice of Convertible Term Loan Advance shall have the meaning assigned to it in Section 1.1(4)(a).

Officers' Certificate means a certificate of Borrower made pursuant to this Agreement signed by two (2) officers of Borrower, one (1) of whom must be the President or the Chief Financial Officer of Borrower, each in his capacity as an officer of Borrower.

PIK Note shall have the meaning assigned to it in Section 1.4(2)(a) and shall include each Convertible PIK Note, if any.

Pro Rata Share means the percentage obtained by dividing (i) the aggregate outstanding principal balance of the Loans held by that Lender by (ii) the aggregate outstanding principal balance of the Loans held by all Lenders.

Registration Rights Agreements means, collectively, a Canadian Registration Rights Agreement and a U.S. Registration Rights Agreement in form and substance satisfactory to Requisite Convertible Term Loan Lenders in their sole discretion.

Requisite Convertible Term Loan Lenders means Convertible Term Loan Lenders having more than 66 ⅔% of the aggregate outstanding amount of the Convertible Term Loan.

Revolving Lenders means the lenders identified as "Lender" on the execution pages of the Credit Agreement dated May 19, 2005 (unamended) in respect of the Revolving Loan and Term Loan and their permitted successors and assigns from time to time and Revolving Lender means any one of them.

Revolving Pro Rata Share means:

(a) prior to the Term-Out Date, the percentage obtained by dividing (i) the Commitment of that Revolving Lender by (ii) the Total Revolving Loan Commitment, as any such percentages may be adjusted by assignments permitted pursuant to Sections 9.1 and 9.9; and

(b) after the Term-Out Date, the percentage obtained by dividing (i) the aggregate outstanding principal balance of the Term Loans held by that Revolving Lender by (ii) the aggregate outstanding principal balance of the Term Loans held by all Revolving Lenders.

Trading Days means, with respect to an Exchange, any days which such Exchange is open for trading or quotation and Trading Day means any one of them.

Trustees shall have the meaning assigned to it in the Restructuring Intercreditor Agreement.

Schedule B

Closing Agenda